SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated July 23, 2010

Number	Document Description	Document Number	Date of Document
1.	HUG Regulatory Announcement	1432777	July 20, 2010


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SEC File No. 82-34751

Company	Elementis PLC
TIDM	ELM
Headline	Holding(s) in Company
Released	11:33 20-Jul-2010
Number	HUG1432777

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Elementis plc (SEDOL 0241854)
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: iii	Cazenove Capital Management Limited
4. Full name of shareholder(s) (if different from 3.):iv	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: v	19/07/10
6. Date on which issuer notified:	20/07/10
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:

A: Voting rights attached to shares viii, ix

Class/type of shares	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
if possible using the ISIN CODE	**Number of Shares**	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights** x	
			Direct	**Direct** xi	**Indirect** xii	**Direct**	**Indirect**
Ord GBP0.05 (ISIN GB0002418548)	10,610,637	10,610,637	10,610,637		10,610,637		2.37%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx	
					Nominal	**Delta**
CFD	N/A	N/A	N/A	11,560,526	2.58	N/A

Total (A+B+C)

Number of voting rights	Percentage of voting rights
22,171,163	4.95%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

N/A

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	N/A
14. Contact name:	N/A
15. Contact telephone number:	N/A

This notification is made in accordance with Rule 5.8.12 R(1) of the Disclosure and Transparency Rules sourcebook.

Wai Wong
Company Secretary
020 7408 9303

HUG#1432777

Regulatory